Exhibit 4.66
TRANSLATION
(By Tsar & Tsai/18 June, 2008)
Confidential
PROXY VOTING AGREEMENT
REGARDING
SHANGHAI T2 ADVERTISEMENT CO., LTD.
Among:
T2CN INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD.
SHANGHAI T2 ADVERTISEMENT CO., LTD.
CHI MIN
And
CHANG TAO
Dated: 20 March, 2008

PROXY VOTING AGREEMENT
This proxy voting agreement (the “Agreement”) is made on 20 March, 2008 in Shanghai, People’s Republic of China (“PRC”), by and among:
(1)	T2CN Information Technology (Shanghai) Co., Ltd., located at 12F, 418, Gui Ping Road, Shanghai (hereinafter called “WFOE”);

(2)	Shanghai T2 Advertisement Co., Ltd., located at Suite 3A01, 665, Zhang Jiang Road, Pudong, Shanghai (hereinafter called “Target Company”);

(3)	Chi Min, ID No. 310102197504135631; and

(4)	Chang Tao, ID No. 330227197210292052;
(Chi Min and Chang Tao are hereinafter referred to as “Shareholder” individually, or “Shareholders” collectively )
WHEREAS:
(1)	The Shareholders are the current shareholders of the Target Company, and are holding the entire issued capital stock of the Target Company.
(2)	Each Shareholder intends to appoint the person to be designated by WFOE as proxy to exercise its voting rights in respect of the Target Company, and WFOE agrees to designate a person to accept such appointment.
The parties hereby agree as follows:
1.	Proxy of Voting Rights
1.1	Each Shareholder hereby irrevocably undertakes to execute, after the signing of this Agreement, the appointment of proxy authorizing Wang Chi (ID No. 330102197106260617, “Proxy”) to exercise, to the extent permitted by the PRC laws, the following rights (“Proxy Rights”) the

Shareholder is entitled to as a shareholder of the Target Company under its then effective Articles of Incorporation:
(1)	attendance on behalf of the Shareholder at the shareholders meetings of the Target Company;

(2)	exercise of voting rights on behalf of the Shareholder on all matters requiring discussion or resolution at the shareholder meetings (including but not limited to appointment and election of Director, President, and other senior executives);

(3)	proposal to call for an extraordinary shareholders meeting;

(4)	any shareholder voting rights provided by law; and

(5)	any other shareholder voting rights provided by the Articles of Incorporation of the Target Company (including any other shareholder voting rights to be provided by any amendments to the Articles of Incorporation).
1.2	The effectiveness of the appointment and proxy granted hereunder is contingent upon the PRC citizenship of the Proxy and WFOE’s agreement. Each Shareholder shall immediately, upon receipt of written notice from WFOE of replacement of the Proxy, revoke the appointment granted to the existing Proxy under this Agreement, and appoint such another PRC citizen as then designated by WFOE to exercise the Proxy Rights pursuant to this Agreement. Subject to the foregoing, each Shareholder shall not revoke the appointment and proxy granted to the Proxy.

1.3	The Proxy shall, within the scope of the appointment as provided hereunder, perform the proxy duties prudently and diligently in compliance with the laws and the Target Company’s Articles of Incorporation. The Proxy shall ensure that the shareholders meetings are conducted in compliance with the laws, regulations and the Target Company’s Articles of Incorporation in relation to the procedure for convening, the methods for adoption of the resolutions and the contents of the resolutions. Each Party shall acknowledge and assume the liability for any legal consequence arising from the exercise of the Proxy Rights by the Proxy.
1.4	Each Shareholder hereby acknowledges that the Proxy may, subject to the PRC laws, exercise the Proxy Rights without inviting opinion or instructions from each Shareholder. The Proxy shall promptly notify each Shareholder of any resolutions adopted, or any proposal motioned to call for an extraordinary shareholders meeting.

2.	Right to Information

The Proxy is entitled to information in respect of the operation, business, customers, finance, and employees of the Target Company, for the purposes of exercising the Proxy Rights granted under this Agreement. The Proxy may also conduct audit on the relevant information of the Target Company (including but not limited to any books, reports/statements, agreement, internal communications, meeting minutes of the Board, and other documents), and the Target Company shall provide full cooperation accordingly.

3.	Exercise of Proxy Rights

3.1	Each Shareholder shall provide full assistance with the exercise of the Proxy Rights by the Proxy, including, when necessary (for instance there is a requirement to be complied with, for the approval, registration or filing with a government agency), signing any shareholders resolutions of the Target Company voted for by the Proxy or other related legal documents.

3.2	If, for any reason (other than an Event of Default by each Shareholder or the Target Company), the grant or exercise of any of the Proxy Rights under this Agreement becomes impossible, each parties shall identify an alternative solution most akin to the provisions of this Agreement at issue, and, if necessary, execute a supplementary agreement to amend or adjust the provisions of this Agreement to ensure the realization of the intentions of this Agreement.

4.	Disclaimer and Indemnification

The Target Company and each Shareholder shall indemnify and hold harmless WFOE and the Proxy from and against any and all losses they may incur in connection with the exercise of the Proxy Rights by the Proxy, including but not limited to any losses caused by any suits, actions, arbitral proceedings, or claims filed by any third party, or by any governmental administrative investigations or penalties. Notwithstanding the above, the indemnity does not cover any losses caused by virtue of an intentional act or gross negligence on the part of WFOE or the Proxy.

5.	Representations and Warranties

5.1	Each Shareholder hereby severally and jointly represents and warrants as follows:
5.1.1	Each Shareholder is a PRC citizen with full capacity to conduct judicial acts, has complete and independent legal status and legal capacity to enter into, deliver and perform this Agreement, and may act independently as a party to legal proceedings.

5.1.2	Each Shareholder possesses full powers and authorization to enter into and deliver this Agreement, and any other documents it is to sign in relation to the transaction contemplated under this Agreement, and to execute the transaction contemplated under this Agreement.

5.1.3	This Agreement is legally and duly signed and delivered by each Shareholder. This Agreement constitutes legal and binding obligations on each Shareholder, which may be enforced through compulsory execution proceedings.

5.1.4	The Shareholders are, as of the effective date of this Agreement, the registered and legitimate shareholders of the Target Company. The Proxy Rights are free from any third party claims, except for those created by this Agreement, the Agreement for Pledge of

Shares with WFOE and the Exclusive Call Option Agreement with WFOE and the Target Company. The Proxy may exercise the Proxy Rights to the fullest extent in accordance with the PRC laws and the Target Company’s Articles of Incorporation.
5.2	WFOE and the Target Company hereby represent and warrant respectively as follows:
5.2.1	It was duly incorporated and is legally existing under the PRC laws as a limited liability company, is an independent juristic person, and has complete and independent legal status and legal capacity to enter into, deliver and perform this Agreement, and may act independently as a party to legal proceedings.

5.1.2	It procures the internal authorization and powers in full to enter into and deliver this Agreement, and any other documents it is to sign in relation to the transaction contemplated under this Agreement, and possesses full powers and authorization to execute the transaction contemplated under this Agreement.
5.3	The Target Company further represents and warrants that each Shareholder is the registered and legitimate shareholder of the Target Company, and that the Proxy may exercise the Proxy Rights to the fullest extent in accordance with the PRC laws and the Target Company’s Articles of Incorporation.

5.4	It is acknowledged that each Shareholder has entered into the Agreement for Pledge of Shareholding with WFOE dated 20 March, 2008, whereby each Shareholder has pledged its shareholding in the Target Company in favor of WFOE, as security for the performance of the obligations under this Agreement by each Shareholder.

6.	Term

6.1	Subject to 6.2 of this Agreement, this Agreement shall become effective upon signing by each party, and its term shall expire on 30 September 2024, unless terminated earlier through written agreement by each party, or terminated pursuant to Clause 8.1 of this Agreement.

6.2	If, with prior consent of WFOE, a Shareholder transfers his or her entire shareholding in the Target Company, he or she will cease to be a party to this Agreement. The obligations and undertakings of the other parties under this Agreement shall not be negatively influenced.

7.	Notices

7.1	Any notices, requests, demands or other communications required by or issued pursuant to this Agreement shall be delivered in writing to the party concerned.

7.2	All notices or other communications given hereunder shall be considered to be given and received at the time of: dispatch when sent by facsimile transmission; hand-over when hand delivered; or 5 days after deposit in the mails when sent by post.

8.	Default

8.1	The parties agree and acknowledge that any material breach of, or material failure to perform, an obligation under this Agreement by a party (“Defaulting Party”) will constitute an event of default (“Event of Default”), and that each of the other parties (“Non-defaulting Party”) may require the Defaulting Party to rectify the same or to take remedial measures. Where the Defaulting Party fails to do so within a reasonable period of time or 10 days after receipt of written notice and demand for rectification from the Non-defaulting Party, the Non-defaulting Party may choose to:
(i)	terminate this Agreement and claim damages in full from the Defaulting Party; or

(ii)	require the Defaulting Party to continue performing its obligations under this Agreement and claim damages in full from it.

8.2	Notwithstanding any other provisions of this Agreement, the validity of this Clause 8 shall survive the expiry or termination of this Agreement.

9.	Miscellaneous

9.1	This Agreement is executed in four copies in Chinese, with one copy to be held by each Party.

9.2	The formation, effectiveness, performance, amendment, interpretation, and termination of this Agreement shall be governed by the PRC laws.

9.3	Any dispute arising out of or in connection with this Agreement shall be resolved through negotiation by the Parties in question. Where the Parties fail to reach consensus within 30 days after the dispute arises, the dispute shall be referred to the Shanghai Sub-commission of China International Economic and Trade Arbitration Commission (“CIETAC”), for arbitration to be conducted in Shanghai in accordance with CIETAC arbitration rules. The arbitral award will be final and binding on the Parties in question.

9.4	Any right, privilege, or remedy granted hereunder to a Party does not preclude the other rights, privileges or remedies the Party may be entitled to under the laws or other provisions of this Agreement. The exercise of a right, privilege or remedy does not bar the Party from exercising any other rights, privileges or remedies the Party may be entitled to.

9.5	Failure or delay by a Party in the exercise of a right, privilege or remedy it may have under the laws or this Agreement (“Rights”) shall not be construed as a waiver. Any waiver of one or more of the Rights does not preclude the exercise of the Rights in another manner or the exercise of the other Rights.

9.6	The headings in this Agreement are for purposes of convenience and ease of reference only and shall not be construed to limit or otherwise affect the meaning of any part of this Agreement.

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9.7	Under this Agreement, each clause is severable and independent from the others. If any provision of this Agreement is held to be invalid, unlawful or unenforceable, the validity, legitimacy and enforceability of the remaining provisions of this Agreement shall remain intact.

9.8	Any amendment or supplement to this Agreement shall be made in writing, and become effective only until duly signed by each the Party.

9.9	The Target Company and each Shareholder shall not assign its rights, obligations or responsibilities under this Agreement to any third party without prior written consent from WFOE. WFOE may, to the extent permitted by the PRC laws, assign its rights and/or obligations under this Agreement to any third party after notifying each Shareholder and the Target Comapny.

9.10	This Agreement is binding on the lawful successor(s) of each Party.
(End of Text)
IN WITNESS WHEREOF, this agreement has been executed by each party as of the date and location first above written.

Signed by: T2CN Information Technology (Shanghai) Co., Ltd.
/s/ Guo Jun Wei
Name:	Guo Jun Wei
Title:	Chairman of Board of Directors

Shanghai T2 Advertisement Co., Ltd.
/s/ Min Ji
Name:	Min Ji
Title:	Executive Director

Chi Min
/s/ Chi Min

Chang Tao
/s/ Chang Tao